                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    -----

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       For the period ending August 7 2002

                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)

                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F x             Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No x
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release - Campbell Resources Announces its Second Quarter Results for the quarter ended June 30, 2002

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CAMPBELL RESOURCES INC.



                              Per: /s/ "LORNA D. MACGILLIVRAY"
                                   --------------------------
                                   LORNA D. MACGILLIVRAY
                                   Vice President, Secretary and General Counsel

DATE:    August 7, 2002

                                  Exhibit Index



99.1 Press Release - Campbell Resources Announces its Second Quarter Results for the quarter ended June 30, 2002